

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 26, 2018

Gregory Gorgas
Chief Executive Officer
Artelo Biosciences, Inc.
888 Prospect Street, Suite 210
La Jolla, CA 92037

> **Re: Artelo Biosciences, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2017**
> **Filed November 29, 2017**
> **File No. 333-199213**

Dear Mr. Gorgas:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Marty Waters, Esq.
        Wilson Sonsini Goodrich & Rosati PC